Exhibit 99.2

MDJM Ltd. Appoints Goya Award-Winning Animation Producer Chelo Loureiro as Chief Knowledge Officer

Appointment Expected to Strengthen the Company’s Strategic Capabilities in Original Animation IP, Digital Animation Ecosystems and Global Cultural Commercialization

LETHAM, Scotland, June 29, 2026 - MDJM Ltd. (OTCQB: UOKAF) (the “Company”) today announced that it has appointed María Consuelo Loureiro Vilarelle, professionally known as Chelo Loureiro, an internationally recognized animation producer and Abano Producións founder, as Chief Knowledge Officer (“CKO”) of the Company for an initial term of two years pursuant to an employment agreement entered into with the Company.

The Company believes that Ms. Loureiro’s appointment represents an important step in building its international animation and cultural strategy. She will provide high-level professional guidance and strategic judgment to the Company in areas including original animation IP development, international animation cooperation, digital animation ecosystems, immersive cultural exhibitions, and IP commercialization pathways.

Ms. Loureiro is an influential producer in the European animation industry, with extensive experience in animated films, auteur animation, international co-productions, and the circulation of artistic animation. Abano Producións, the company she founded, is a representative animation production company in Spain. The animated feature film Decorado, produced with her participation, won the 2026 Spanish Goya Award for Best Animated Feature Film. The Company believes that her long-standing industry practice and international perspective in the European animation sector will provide important support for the Company’s future animation and cultural business.

Under the employment agreement, Ms. Loureiro will provide professional support to the Company across six core areas:

First, providing high-level guidance on the Company’s long-term development of animation as a cultural medium and narrative language;

Second, assisting the Company in exploring the philosophical connotations, artistic heritage, and long-term cultural value of original IP projects;

Third, providing forward-looking advice on digital animation ecosystems and future forms of immersive cultural exhibitions;

Fourth, providing professional judgment for the Company’s international animation cooperation projects and supporting cross-border creative and industrial collaboration;

Fifth, assisting the Company in establishing mechanisms that support creative voices and the continuous production of high-quality narrative content;

Sixth, providing strategic guidance on animation IP commercialization models, diversified development pathways, external resource coordination, and business collaboration.

The Company stated that animation should not be understood solely as entertainment content, but as a comprehensive artistic language capable of carrying philosophical ideas, cultural memory, visual storytelling, and international communication. This philosophy is highly aligned with the Company’s current advancement of original animation IP, the Fernie Castle Animation Museum, the digital animation museum, and its global IP commercialization system.

As the Company continues to advance its collaborations with European creative teams including Abano Producións and H5, it is gradually building a long-term cultural industry structure centered on “original animation IP, immersive cultural infrastructure, and global IP commercialization and distribution systems.” Ms. Loureiro’s appointment will help the Company more systematically connect key areas including content development, international production, festival circulation, cultural exhibition, and IP commercialization.

The Company believes that Ms. Loureiro’s appointment will further enhance MDJM’s professional capabilities in international animation culture, original IP development, digital exhibition systems, and cultural commercialization, and will lay a stronger foundation for the Company’s development of a global animation and cultural platform with long-term value.

About Chelo Loureiro

Chelo Loureiro is a renowned Spanish animation producer, director, and founder of Abano Producións. She has long focused on animated film production, international co-productions, and the development of auteur animation. Animated works produced with her participation have received major industry recognition, including the Spanish Goya Award, and have achieved broad influence within European and international animation festival networks.

About MDJM Ltd.

MDJM Ltd. is a global company focused on creating long-term value through cultural industries, international collaboration, industrial integration, and strategic resource allocation. MD Local Global Ltd. is the cultural business platform of MDJM Ltd., focused on original animation IP development, the digital animation museum, and the Fernie Castle Animation Museum and Oriental Garden cultural environment. The platform seeks to integrate Eastern philosophical storytelling, international animation art, immersive cultural experiences and long-term cultural operations to promote the coordinated development of global cultural value and commercial ecosystems.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission.

Investor Contact:

MDJM Ltd.

Ray Cai

Phone: + 44-01337 829 349

Email: ray.cai@mdjmjh.com